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[LETTERHEAD]




                                                            Robert W. Sweet, Jr.
                                                                   Boston Office
                                                                  (617) 832-1160
June 9, 2005                                                rsweet@foleyhoag.com


Ms. Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

   Re:  HITTITE MICROWAVE CORPORATION
        REGISTRATION STATEMENT ON FORM S-1
        FILE NO. 333-124664

Dear Ms. Fisher:

     On behalf of Hittite Microwave Corporation ("Hittite" or the "Company"), set forth below are responses to the comments provided to Hittite by the staff of the Securities and Exchange Commission ("SEC") in a letter dated June 2, 2005 (the "Comment Letter"). Each response follows the corresponding numbered comment contained in the Comment Letter. In some instances, Hittite has responded to the comments in the Comment Letter by making changes to the disclosure set forth in the Registration Statement on Form S-1 referenced above (the "Registration Statement"). Such changes are reflected in Amendment No. 1 to the Registration Statement being filed with the SEC by electronic submission contemporaneously with this letter (the "Amendment No. 1"). Amendment No. 1 also includes unaudited financial statements for the first quarters of 2004 and 2005, and reflects various other changes in the Company's business that have occurred since May 2005.

GENERAL

     1. SEC COMMENT: PLEASE CONFIRM THAT ANY PRELIMINARY PROSPECTUS YOU CIRCULATE WILL INCLUDE ALL NON-RULE 430A INFORMATION. THIS INCLUDES THE PRICE RANGE AND RELATED INFORMATION BASED ON A BONA FIDE ESTIMATE OF THE PUBLIC OFFERING WITHIN THAT RANGE. ALSO NOTE THAT WE MAY HAVE ADDITIONAL COMMENTS AFTER YOU INCLUDE THIS INFORMATION.

          1. RESPONSE: We confirm that any preliminary prospectus that the Company circulates will include all non-Rule 430A information, including the price range and related information based on a BONA FIDE estimate of the public offering within that range.



Seaport World Trade Center West / 155 Seaport Blvd. / Boston, MA 02210-2600 / TEL: 617.832.1000 / FAX: 617.832.7000

Foley Hoag LLP         Boston          Washington,  DC         www.foleyhoag.com

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Securities and Exchange Commission
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GRAPHICS

     2. SEC COMMENT: YOUR INSIDE COVER PAGE GRAPHICS DEPICTS THE FINISHED PRODUCTS OF OTHER COMPANIES RATHER THAN YOUR PRODUCTS. PLEASE REVISE TO CLARIFY THAT THE GRAPHICS DO NOT SHOW YOUR PRODUCTS.

          2. RESPONSE: We have revised the inside cover page to include explanatory text stating that the finished products or systems depicted are manufactured by other companies.

     3. SEC COMMENT: YOUR GRAPHICS ON THE INSIDE BACK COVER OF THE PROSPECTUS ARE CONFUSING. PLEASE REVISE TO EXPLAIN THE GRAPHICS MORE CLEARLY.

          3. RESPONSE: We have substituted a new and simpler graphic, depicting various types of products manufactured by Hittite.

SUMMARY, PAGE 1

     4. SEC COMMENT: IN THE SECOND PARAGRAPH OF YOUR OVERVIEW YOU DESCRIBE THE BREATH AND DIVERSITY OF YOUR CUSTOMER BASE, AS WELL AS IDENTIFYING YOUR MORE THAN 2,300 CUSTOMERS. PLEASE BALANCE THIS DISCLOSURE WITH THE FACT THAT YOU RELY ON A SMALL NUMBER OF CUSTOMERS FOR A SIGNIFICANT PERCENTAGE OF YOUR REVENUE, AS IDENTIFIED IN YOUR RISK FACTOR ON PAGE 9. ALSO, BALANCE THE SIMILAR DISCLOSURE IN THE FOURTH BULLET POINT ON PAGE 2.

          4. RESPONSE: We have added balancing disclosure in the second paragraph of the Overview and in the fourth bullet point on page 2.

     5. SEC COMMENT: IN THE THIRD PARAGRAPH OF YOUR OVERVIEW YOU IDENTIFY THE INCREASE IN YOUR ANNUAL REVENUE FROM $28.5 MILLION IN 2000 TO $61.7 MILLION IN 2004. PLEASE BALANCE THIS DISCLOSURE WITH THE FACT THAT IN 2001 AND 2002 YOU EXPERIENCED A "PERIOD OF RELATIVELY FLAT YEAR-OVER-YEAR GROWTH" AND THAT YOU DO NOT EXPECT THAT YOUR REVENUE WILL CONTINUE TO GROW AT RATES AS HIGH AS THOSE YOU HAVE EXPERIENCED IN RECENT YEARS AS DESCRIBED ON PAGE 8.

          5. RESPONSE: We have eliminated the reference in the Overview to quantitative revenue growth from 2000 to 2004.

THE OFFERING, PAGE 4

     6. SEC COMMENT: PLEASE DESCRIBE THE BUSINESS PURPOSE FOR PAYING A DIVIDEND TO YOUR EXISTING STOCKHOLDERS PRIOR TO THE OFFERING, AND ESTIMATE THE AMOUNT OF THE DIVIDEND PER SHARE AND IN THE AGGREGATE. PLEASE CLARIFY WHETHER THE HOLDERS OF SERIES A PREFERRED STOCKHOLDERS WILL BE ELIGIBLE FOR SUCH DIVIDEND, AS THEIR SHARES WILL NOT CONVERT UNTIL THE CLOSING OF THE OFFERING.

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Securities and Exchange Commission
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          6. Response: We have provided under "Dividend Policy" on page 23 a detailed discussion of the intended cash dividend, including Hittite's historical practices regarding dividends, the rationale for the dividend, the means of determining the amount of the dividend and a pro forma calculation of its amount, in the aggregate and per share, a discussion of the adequacy of the Company's liquidity in relation to the dividend, and the manner of participation of the holders of Series A preferred stock. We have also added to the summary on page 4, as well as under "Use of Proceeds" and "Liquidity and Capital Resources," appropriate portions of this disclosure, along with cross-references to the full discussion under "Dividend Policy."

RISK FACTORS, PAGE 6

WE MAY BE UNABLE TO SUSTAIN OUR HISTORICAL REVENUE GROWTH RATE . . ., PAGE 7


     7. SEC COMMENT: YOU STATE THAT YOU DO NOT EXPECT THAT YOU WILL CONTINUE TO GROW AT RATES AS HIGH AS THOSE YOU HAVE EXPERIENCED IN RECENT YEARS IN ESTABLISHING PLANNED LEVELS OF OPERATING EXPENSES. PLEASE EXPAND TO EXPLAIN WHY YOU EXPECT LOWER GROWTH RATES.

          7. Response: We have added disclosure explaining that Hittite believes that it is prudent, for planning purposes, to take account of its longer term historical growth rates and the possibility of cyclical variations in the various markets it serves, and, therefore, to anticipate that growth rates in the future may be lower than those Hittite has experienced in the recent past.

WE DESIGN AND MANUFACTURE PRODUCTS IN OUR STANDARD PRODUCT LINE . . ., PAGE 8

     8. SEC COMMENT: PLEASE EXPAND THIS RISK FACTOR TO DESCRIBE ANY INSTANCES WHERE YOUR ESTIMATES OF YOUR CUSTOMER'S REQUIREMENTS WERE MATERIALLY INCORRECT.

          8. Response: Hittite advises the Staff supplementally that while the Company from time to time experiences mismatches between the quantities and lead times of components and materials, on the one hand, and actual customer requirements, on the other hand, these have been within the Company's normal expectations and no such instance has, to date, caused any material disruption in Hittite's business or the incurrence by it of any material loss of revenue or additional cost.

OUR BUSINESS COULD BE ADVERSELY AFFECTED . . ., PAGE 12


     9. SEC COMMENT: PLEASE QUANTIFY THE COSTS ASSOCIATED WITH THE DEFECT YOU DESCRIBE IN THIS RISK FACTOR AND WHETHER YOU CONTINUE TO DO BUSINESS WITH THIS FOUNDRY.

          9. Response: The risk factor beginning on page 13 has been expanded as suggested.

IF WE FAIL TO COMPLY WITH EXPORT CONTROL . . ., PAGE 15

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Securities and Exchange Commission
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     10. SEC COMMENT: PLEASE IDENTIFY THE COUNTRY OR COUNTRIES WHERE THE
PRODUCTS AT ISSUE IN THE INVESTIGATION WERE SHIPPED.

          10. RESPONSE: The risk factor beginning on page 17 has been expanded to add the suggested disclosure.

USE OF PROCEEDS - PAGE 22

     11. SEC COMMENT: SINCE PRESUMABLY SOME OF THE PROCEEDS WILL BE USED TO REPLACE THE "CASH AND CASH EQUIVALENTS" CURRENTLY ON THE BALANCE SHEET THAT WILL BE PAID TO YOUR EXISTING COMMON STOCKHOLDERS BEFORE THIS OFFERING, DISCUSS THE DIVIDEND DISTRIBUTION AND QUANTIFY THE AMOUNT TO BE PAID.

          11. RESPONSE: Expanded disclosure concerning the cash dividend has been added. Please refer to our response to Comment 6.

DIVIDEND POLICY, PAGE 22

     12. SEC COMMENT: PLEASE REVISE TO DISCUSS THE BUSINESS PURPOSE FOR THE DISTRIBUTION TO YOUR CURRENT STOCKHOLDERS PRIOR TO THE CLOSING OF THIS OFFERING. DISCLOSE WHETHER YOUR SERIES A PREFERRED HOLDERS WILL RECEIVE ANY DIVIDEND.

          12. RESPONSE: Expanded disclosure concerning the cash dividend has been added. Please refer to our response to Comment 6.

CAPITALIZATION, PAGE 23

     13. SEC COMMENT: PLEASE REVISE TO REMOVE THE CAPTION RELATING TO CASH AND CASH EQUIVALENTS FROM YOUR PRESENTATION OF CAPITALIZATION SINCE THIS IS NOT PART OF YOUR CAPITALIZATION.

          13. RESPONSE: The line item for cash and cash equivalents has been deleted from the tabular presentation.

DILUTION, PAGE 24

     14. SEC COMMENT: WE NOTE THE TWO BULLET POINTS ON PAGE 25 WILL INCLUDE THE OPTIONS TO BE ISSUED IMMEDIATELY PRIOR TO THE CLOSING. IN ADDITION TO SUCH DISCLOSURE ALSO SHOW THESE AMOUNTS USING ONLY THE OPTIONS OUTSTANDING AT DECEMBER 31, 2004.

          14. RESPONSE: Separate disclosure has been provided to illustrate the dilutive impact of options outstanding at March 31, 2005, as well as reflecting the new options and restricted stock issuances expected prior to the offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 28

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Securities and Exchange Commission
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OVERVIEW, PAGE 28

    15. SEC COMMENT: PLEASE REVISE THE OVERVIEW TO PROVIDE A BALANCED, EXECUTIVE-LEVEL DISCUSSION THAT IDENTIFIES THE MOST IMPORTANT THEMES OR OTHER SIGNIFICANT MATTERS WITH WHICH MANAGEMENT IS CONCERNED PRIMARILY IN EVALUATING THE COMPANY'S FINANCIAL CONDITION AND OPERATING RESULTS. FOR EXAMPLE, DISCUSS MATERIAL BUSINESS OPPORTUNITIES, CHALLENGES AND RISKS, SUCH AS THOSE PRESENTED BY KNOWN MATERIAL TRENDS AND UNCERTAINTIES, ON WHICH THE COMPANY'S EXECUTIVES ARE MOST FOCUSED, AND THE ACTIONS THEY ARE TAKING IN RESPONSE TO THEM. DELETE REPETITIVE DISCLOSURE, SUCH AS THE FIRST TWO PARAGRAPHS THAT ALSO APPEAR IN THE SUMMARY. FOR FURTHER GUIDANCE ON THE CONTENT AND PURPOSE OF THE "OVERVIEW," SEE INTERPRETIVE RELEASE NO. 33-8350 ON OUR WEBSITE.

          15. RESPONSE: An expanded discussion of factors and trends that affect Hittite's results of operations has been provided at pages 33-35, and disclosure duplicative of the summary has been deleted.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 39

     16. SEC COMMENT: PLEASE REVISE TO DISCUSS THE BUSINESS PURPOSE FOR THE DISTRIBUTION TO YOUR CURRENT STOCKHOLDERS PRIOR TO THE CLOSING OF THIS OFFERING AND HOW THAT DISTRIBUTION RELATES TO THE COMPANY'S CASH AND DEBT MANAGEMENT POLICIES.

          16. RESPONSE: Expanded disclosure concerning the cash dividend has been added. Please refer to our response to Comment 6.

     17. SEC COMMENT: PLEASE DISCUSS THE TERM NOTE DESCRIBED ON PAGE F-14.

          17. RESPONSE: Disclosure concerning the term note has been added to "Liquidity and Capital Resources."

BUSINESS, PAGE 42

     18. SEC COMMENT: PLEASE ELIMINATE REPETITIVE DISCLOSURE. WE NOTE, FOR EXAMPLE, THAT THE FIRST THREE PARAGRAPHS IN THE BUSINESS SECTION ARE IDENTICAL TO THE FIRST THREE PARAGRAPHS IN THE SUMMARY.

          18. RESPONSE: The disclosure that was duplicative of the summary has been revised and abbreviated.

MANAGEMENT, PAGE 61

     19. SEC COMMENT: PLEASE CONFIRM THAT YOU HAVE PROVIDED BUSINESS EXPERIENCE FOR THE PAST FIVE YEARS FOR EACH OF YOUR DIRECTORS.

          19. RESPONSE: Hittite confirms that the biographical information presented includes the business experience for the past five years of each of its directors.

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Securities and Exchange Commission
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     20. SEC COMMENT: WE NOTE THAT YOU HAVE NOT INCLUDED ANY DISCLOSURE REQUIRED
BY ITEM 404 OF REGULATION S-K, ALTHOUGH WE NOTE VARIOUS REFERENCES IN THE DISCLOSURE TO LOAN FORGIVENESS, SECURITIES ISSUANCES, AND THE ENTRY INTO AGREEMENTS WITH OFFICERS AND/OR DIRECTORS. PLEASE CONFIRM TO US THAT THERE ARE
NO RELATIONSHIPS OR RELATED PARTY TRANSACTIONS THAT HAVE TAKEN PLACE THAT SHOULD BE DISCLOSED, OR REVISE THE DISCLOSURE TO DISCUSS.

          20. Response: Hittite confirms that since January 1, 2002 there have been no relationships or transactions of the character described in Item 404 that are not disclosed in the prospectus. For example, the loan and loan forgiveness arrangement with Mr. Daly referred to in the Summary Compensation Table involved less than $60,000; and the issuance of shares of Series A Preferred Stock to Summit Ventures, a venture capital firm in which director Bruce Evans is a general partner, occurred more than three years ago, in 2000.

     The Staff correctly points out that in July 2002, Hittite entered into indemnification agreements with Mr. Evans and with director Cosmo Trapani. Hittite does not believe that these agreements are of the type contemplated by
Item 404(a); nevertheless, in response to the Staff's comment, disclosure concerning these agreements has been added under the heading "Liability Limitations and Indemnification" on page 73.

PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 70

     21. SEC COMMENT: THE FOOTNOTES REFERENCE NUMBERS THAT ARE NOT INCLUDED IN THE TABLE. PLEASE REVISE.

          21. Response: The table has been corrected to supply the missing footnote references.

     22. SEC COMMENT: PLEASE IDENTIFY THE FIVE MEMBERS OF THE INVESTMENT COMMITTEE OF SUMMIT PARTNERS, LLC, WHO SHARE VOTING AND INVESTMENT POWER OVER THE SHARES.

          22. Response: Hittite understands that the composition of the Summit investment committee changes from time to time, but is always drawn from the group of members of Summit Partners, LLC identified in the penultimate sentence of footnote 2. We have revised the disclosure in question to read "Summit Partners, LLC, through an investment committee composed of five of its members, each of whom is named below, exercises...". We are informed by Summit's counsel that disclosure in this form has been determined by the Staff to be adequate in other recent registration statements in which Summit was identified as a principal or selling stockholder.

FINANCIAL STATEMENTS, PAGE F-1

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Securities and Exchange Commission
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     23. SEC COMMENT: PLEASE UPDATE YOUR FINANCIAL STATEMENTS IN ACCORDANCE WITH
RULE 3-12 OF REGULATION S-X.

          23. RESPONSE: Unaudited financial statements for the three months ended March 31, 2004 and 2005 and related Management's Discussion and Analysis have been added to the document. Where relevant, other financial and statistical disclosures in the text have been updated to provide information as of March 31, 2005.

CONSOLIDATED BALANCE SHEETS, PAGE F-3

     24. SEC COMMENT: WE SEE YOU PRESENT REDEEMABLE CONVERTIBLE PREFERRED STOCK IN YOUR BALANCE SHEET BETWEEN LIABILITIES AND EQUITY. PLEASE TELL US WHY YOUR CURRENT PRESENTATION IS APPROPRIATE AND COMPLIANT WITH SFAS 150. IT IS NOT CLEAR TO US WHY THE SECURITY IS NOT REQUIRED TO BE CLASSIFIED AND PRESENTED AS A LIABILITY. PLEASE CLARIFY SUPPLEMENTALLY AND REVISE THE FILING AS NECESSARY BASED ON OUR COMMENT.

          24. RESPONSE: Hittite's redeemable convertible preferred stock is a redeemable security that is convertible into a determinable number of shares of common stock at any time at the option of the holder. The securities are contingently redeemable pursuant to paragraph 10 of SFAS 150, as redemption is solely at the option of the holder. Since redemption of the securities is not certain to occur, the securities are outside of the scope of SFAS 150. Under Accounting Series Release 268, because redemption is outside the control of the issuer, mezzanine treatment of these securities is required.

     25. SEC COMMENT: WE SEE YOUR BOARD OF DIRECTORS HAS DECLARED A CASH DIVIDEND IN AN AGGREGATE AMOUNT EQUAL TO THE AMOUNT OF YOUR CASH AND CASH EQUIVALENTS AT THE CLOSE OF BUSINESS ON THE DATE PRECEDING THE DATE OF EFFECTIVENESS OF THE REGISTRATION STATEMENT WHICH WILL BE PAID IMMEDIATELY PRIOR TO, AND CONTINGENT UPON, THE CLOSING OF THIS OFFERING TO YOUR STOCKHOLDERS OF RECORD AT THE CASH DIVIDEND RECORD DATE. PLEASE REVISE THE FILING TO INCLUDE THE PRO FORMA BALANCE SHEET AND PRO FORMA PER SHARE AMOUNTS THAT REFLECT THIS DIVIDEND AS REQUIRED BY SAB TOPIC 1(B)(3).

          25. RESPONSE: Hittite will provide the pro forma balance sheet and earnings per share disclosure required by SAB Topic 1(B)(3). Accordingly, the pro forma balance sheet at March 31, 2005 included in Amendment No. 1 reflects the planned dividend as if it had been paid on March 31, 2005 in an amount equal to the Company's cash and cash equivalents on that date, less $500,000.

          Because the Company and the underwriters have not yet determined the preliminary initial public offering price range, the pro forma earnings per share attributable to common stockholders for 2004 and the three months ended March 31, 2005, and the related pro forma weighted average shares outstanding information cannot be computed and have been left blank. Upon the filing of an amendment including preliminary pricing information, these calculations will be provided based upon the

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Securities and Exchange Commission
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midpoint of the filing range. The pro forma EPS presentation will give effect, in computing both the basic and diluted shares outstanding, to the deemed issuance as of January 1, 2004 of a number of shares of common stock equal to
(a) the amount of the dividend, less the amount of the Company's net income attributable to common stockholders for 2004, divided by (b) the initial public offering price.

          The pro forma presentation will be updated in the final prospectus to reflect the actual dividend amount and initial public offering price. Explanatory text consistent with the above has been provided in the introductory paragraphs preceding to the summary and selected financial data and in Note 2 to the consolidated financial statements.

NOTE 10 - COMMITMENTS AND CONTINGENCIES, PAGE F-15

LEGAL PROCEEDINGS, PAGE F-16

     26. SEC COMMENT: IF SIGNIFICANT, DISCLOSE THE AMOUNT OF ANY CHARGES INCURRED AND LIABILITIES YOU RECORDED RELATING TO THE POSSIBLE EXPORT ADMINISTRATION REGULATION VIOLATIONS. ALSO, REVISE YOUR DISCLOSURES TO INDICATE YOUR EXPECTATIONS AS TO THE LIKELIHOOD OF THE REFERENCED CONTINGENCY HAVING A NEGATIVE MATERIAL IMPACT ON YOUR INCOME STATEMENT. IF IT IS AT LEAST REASONABLY POSSIBLE THAT THIS OR ANY UNACCRUED CONTINGENCY (IF NEGATIVELY RESOLVED) COULD HAVE A MATERIAL NEGATIVE IMPACT ON YOUR FINANCIAL STATEMENTS, THE NOTES TO THE FINANCIAL STATEMENTS MUST EITHER DISCLOSE THE RANGE OF POSSIBLE LOSS OR INDICATE NO SUCH ESTIMATE CAN BE MADE. REFER TO PARAGRAPH 10 OF SFAS 5.

          26. Response: Hittite advises the Staff supplementally that the amount of the reserve recorded and charges incurred in connection with the Export Administration Regulations matter referred to under Legal Proceedings has not been material. Hittite does not believe that the outcome of the referenced matter will have a material adverse effect on its financial condition or results of operations in any future period, and has revised Note 10 accordingly.

NOTE 17 - SEGMENT, MAJOR CUSTOMER GEOGRAPHIC INFORMATION, PAGE F-20

     27. SEC COMMENT: WE NOTE YOUR DISCUSSION OF VARIOUS PRODUCT LINES ON PAGE 50 AND THROUGHOUT YOUR MD&A. Please revise to provide the disclosures required by paragraph 37 of SFAS 131, or supplementally tell us why you do not believe this is required.

          27. RESPONSE: Hittite has reviewed the requirements of paragraph 37 of SFAS 131, and believes that it is impracticable to report its revenues on the basis of the product lines described under "Business - Products."

     The purpose of dividing Hittite's products into functional categories (i.e., "amplifiers," vs. "attenuators" vs. "frequency dividers") in the Business section was for

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purposes of clarity, to provide an organizational scheme for describing the
Company's broad and diverse product portfolio. However, these categories are not the equivalent of "product lines" or "lines of business" in the traditional sense, nor are they used within the Company as an organizing principle to manage or operate its business.

     Attributing the Company's revenues from the sale of its products to these functional categories would in many instances be impossible. While certain of the Company's products perform a discrete function (i.e., amplification, or frequency division), increasingly Hittite's products integrate multiple functions in a single module or subsystem. These products are priced and purchased as an integrated whole, and allocating the revenue received from the customer for the product among the various circuit blocks, components or functions that are included in the product would be arbitrary. For these reasons, Hittite does not believe that it can reliably and accurately categorize its revenue according to the product classification that is utilized for descriptive purposes in the "Products" section.

     Further, Hittite does not believe that presentation of this information would be helpful to investors. The functional categories are not used by Hittite management for the purpose of making decisions about allocation of resources, or managing its business. The categories do not represent product groups that are distinguished from each other by common business, operational or financial characteristics. Hittite therefore believes that the functional categories identified in the "Products" section do not constitute "groups of similar products" in the sense intended by Paragraph 37 of SFAS 131, and that the reporting of its revenue on the basis of these categories, even if it could be accomplished with reasonable accuracy, would not provide meaningful information to the reader of its financial statements.

EXHIBITS

     28. SEC COMMENT: WE NOTE YOUR INTENTION TO FILE A NUMBER OF EXHIBITS, INCLUDING YOUR LEGAL OPINION, BY AMENDMENT. BECAUSE WE MAY HAVE COMMENTS ON THESE EXHIBITS, AND ON THE RELATED DISCLOSURE, PLEASE FILE THE EXHIBITS ALLOWING ADEQUATE TIME FOR THEIR REVIEW. ALSO, SUPPLEMENTALLY EXPLAIN WHY YOU HAVE NOT FILED AGREEMENTS WITH YOUR FOUNDRIES.

          28. RESPONSE: Hittite will file all remaining exhibits in ample time to enable the staff to complete its review.

     Hittite advises the Staff supplementally that it has not filed agreements with any of its foundries because it does not believe that any of these agreements is material to an investor's understanding of its business, or that any of these agreements meets the standard for disclosure set forth in Item 601(b)(10) of Regulation S-K. As investors familiar with the semiconductor industry would be aware, foundry agreements are a normal element of the business of a fabless semiconductor company such as Hittite. Hittite enters into these agreements routinely in the ordinary course of its business, and

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Securities and Exchange Commission
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is a party to numerous such agreements at any given time. Currently, Hittite has five foundry agreements in force. These agreements are short term, generally commit the foundry to supply specified components or materials to Hittite over a period of only one to two years, and do not contain purchase commitments on the part of Hittite. Unlike some fabless companies, which are substantially dependent on a single product or product line, Hittite has a broad and diverse line of semiconductor products, encompassing more than 340 standard products alone and utilizing more than 13 different semiconductor processes, and as a result, none of its foundry agreements relates to the purchase of the major part of Hittite's requirements of goods, services or raw materials. Therefore, Hittite does not believe that its business is substantially dependent on any one individual foundry agreement, or that any such agreement meets the materiality test set forth in Item 601(b)(10).

     We will provide separately, for the convenience of the Staff, copies of Amendment No. 1, marked to indicate the changes reflected herein.

     Please do not hesitate to call me at (617) 832-1160 with any questions. Thank you for your assistance.



                                        Very truly yours,

                                        /s/ Robert W. Sweet, Jr.
                                        ----------------------------
                                        Robert W. Sweet, Jr.


RWS/sr

cc:  Mr. Stephen G. Daly
     John D. Hancock, Esq.
     Matthew W. Sonsini, Esq.


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Securities and Exchange Commission
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Bcc:  Paul Sweeney, Esq.
      Lindsay Ervin, Esq.